Exhibit (h)(6)
PLF SUPPORT SERVICES AGREEMENT
This Support Services Agreement, originally made May 1, 2007, by and among Pacific Life Funds (the “Trust”) a Delaware Statutory Trust, Pacific Life Fund Advisors LLC (“PLFA”), a Delaware limited liability company, and Pacific Life Insurance Company (“Pacific Life” or the “Administrator”), an insurance company now domiciled under the laws of the State of Nebraska, is hereby amended and restated effective December 12, 2012 (the “Agreement”).
     WHEREAS, the Trust, is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);
     WHEREAS, the Trust and the Administrator entered into an Administration and Shareholder Services Agreement dated June 13, 2001, as amended thereafter, (the “Administration Agreement”);
     WHEREAS, the Administration Agreement provides that the Trust shall bear the expenses incurred in connection with the Administrator providing and procuring support services for the Fund;
     WHEREAS, the Administrator provides certain support services as set forth in Section B(4) of the Administration Agreement (hereinafter, “Support Services”);
     WHEREAS, the Administrator and the Trust desire PLFA to provide certain Support Services, to the extent such services are not provided by the Administrator; and
     WHEREAS, PLFA is willing to provide such Support Services under the terms and conditions as set forth herein;
     NOW THEREFORE, in consideration of these premises and mutual promises and covenants herein contained, the parties agree as follows:
1.	Support Services. PLFA shall provide such Support Services as described in Section B(4) of the Administration Agreement as PLFA reasonably believes it and its personnel may render in a cost effective manner. Support Services shall not include any services for which PLFA is responsible pursuant to its Advisory Agreement with the Trust. Support Services may include services provided by directors, officers or employees of PLFA with respect to any matter which is a Support Service irrespective of whether such person is also a trustee or officer of the Trust; provided, however, that this provision shall not permit compensation to a trustee of the Trust who is also a director, officer or employee of PLFA, in connection with such trustee’s performance of his or her duties as a trustee of the Trust.

Notwithstanding the foregoing, no officer ranked Executive Vice President or higher of PLFA will bill for their time attending to Trust matters, including preparation of Board materials and attendance at Board meetings. In addition, PLFA will bill for their time arranging/scheduling meetings of the Trust’s Board of Trustees or any of its committees, making food or travel arrangements and reservations, processing payments for Trustee fees, processing expense reimbursements for Trustees, or maintaining the Trust’s records.

2.	Compensation. As compensation for Support Services provided pursuant to this Agreement, the Trust agrees to pay PLFA for the work that it performs under this Agreement on an “approximate cost basis.” PLFA agrees (i) to employ reasonable methods to determine the cost for services provided, and (ii) to maintain adequate records and internal controls to support payments requested under this Agreement. The Fund acknowledges that average billing rates or established internal billing rates or other reasonable methods may be used to determine the approximate cost basis. PLFA does not intend to profit from the provision of Support Services.
3.	Term and Termination. This Agreement shall remain in effect unless terminated as provided herein. Any party to this Agreement may terminate this Agreement at any time without penalty upon thirty days’ prior written notice to the other parties. This Agreement shall be submitted to the Trust’s Board of Trustees, including a majority of the Trustees of the Trust who are not “interested persons” (as defined in the 1940 Act) on an annual basis for review and approval.

4.	Trust obligations. The obligations of this Agreement shall be binding upon the assets and property of the Trust and shall not be binding upon any trustee, officer, or shareholder of the Fund individually. Further, the debts, liabilities, obligations and expenses incurred or contracted for hereunder with respect to a Series of the Trust shall be enforceable against the assets of that Series only and not against the assets of the Trust generally or any other Series.

5.	Governing Law. This Agreement shall be governed by the laws of the State of California.

6.	Non-exclusivity. It is understood that the services of the Administrator and PLFA hereunder are not exclusive, and the Administrator and PLFA shall be free to render similar services to other investment companies and other clients.

7.	Miscellaneous.
(a)	The parties shall construe this Agreement consistent with the terms of the Administration Agreement and each party’s obligations, if any, thereunder.

(b)	If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected hereby and, to this extent, the provisions of this Agreement shall be deemed to be severable. To the extent that any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise with regard to any party hereunder, such provisions with respect to other parties hereto shall not be affected thereby.

(c)	The captions in this Agreement are included for convenience only and in no way define any of the provisions this Agreement or otherwise affect their construction or effect.

(d)	The Trust has the right, through its trustees, officers or agents, to inspect, audit and copy all records pertaining to the performance of Support Services under this Agreement.
PLF Support Services Agreement

(e)	This Agreement may not be assigned by the Trust or the Administrator without the prior written consent of the other party.
Agreed To and Accepted By:
PACIFIC LIFE FUNDS

By:	/s/ Howard T. Hirakawa	By:	/s/ Laurene E. MacElwee
Name:	Howard T. Hirakawa	Name:	Laurene E. MacElwee
Title:	Vice President	Title:	VP & Assistant Secretary

PACIFIC LIFE FUND ADVISORS LLC

By:	/s/ Howard T. Hirakawa	By:	/s/ Laurene E. MacElwee
Name:	Howard T. Hirakawa	Name:	Laurene E. MacElwee
Title:	VP, Fund Advisor Operations	Title:	VP & Assistant Secretary

PACIFIC LIFE INSURANCE COMPANY

By:	/s/ Howard T. Hirakawa	By:	/s/ Lori K. Lasinski
Name:	Howard T. Hirakawa	Name:	Lori K. Lasinski
Title:	Vice President	Title:	Assistant Secretary
PLF Support Services Agreement